Filed by AOL Time Warner Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: AOL Time Warner Inc.
                           Commission File No. 333-30184

   THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY AMERICA ONLINE, INC. AND
                        TIME WARNER INC. ON MAY 4, 2000.

         Management Team and Organization Announced for AOL Time Warner

   New Organization Positions AOL Time Warner to Take Full Advantage of Unique
                 Combination of Assets and Drive Future Growth

     Will Enable Company to Capitalize Quickly on Opportunities to Transform
                 Internet, Media and Communications Industries

      Will Speed Growth of Subscription Services, Advertising and Commerce,
                             and Content Businesses

DULLES, VA and NEW YORK, NY, May 4, 2000 - Steve Case, Chairman and Chief Executive Officer of America Online, Inc., and Gerald M. Levin, Chairman and Chief Executive Officer of Time Warner Inc., today announced the management team and organization of AOL Time Warner, which will take effect when the merger closes in the fall.

Mr. Case, who will become AOL Time Warner's Chairman of the Board, and Mr. Levin, who will become Chief Executive Officer, said that this organization will make the best use of talent across the combined company and speed the integration of its rapidly converging Internet, media and communications businesses, as well as position AOL Time Warner to capitalize quickly on opportunities presented by the Internet's next wave of growth.

AOL Time Warner will be organized around its core growth drivers - subscription services, advertising and commerce, and content - to maximize the value of the company's unique combination of brands and other assets, and to drive future growth.

Bob Pittman, currently America Online's President and Chief Operating Officer, will become AOL Time Warner's Co-Chief Operating Officer and oversee the subscription services and advertising and commerce businesses. Dick Parsons, currently Time Warner's President, will also become Co-Chief Operating Officer of AOL Time Warner and oversee its content businesses in film, television production, music and books, as well as two key corporate functions, Legal and People Development.

Ted Turner, currently Time Warner's Vice Chairman, will become Vice Chairman of AOL Time Warner and will assume the additional title of Senior Advisor. In this new role, Mr. Turner will work closely with Messrs. Case, Levin, Pittman and Parsons across all of the new company's operations.

Reporting to Mr. Pittman will be:

America Online, Inc. - Barry Schuler, currently President of AOL Interactive Services, will become Chairman and Chief Executive Officer of America Online, Inc. and assume Mr. Pittman's current responsibilities.

Time Warner Cable - Joseph J. Collins, Chairman and Chief Executive Officer.

Time Inc. - Don Logan, Chairman, President and Chief Executive Officer.

Home Box Office - Jeffrey L. Bewkes, Chairman and Chief Executive Officer.

Turner Broadcasting System, Inc. - Terrence F. McGuirk, Chairman and Chief Executive Officer.

The WB Television Network - Jamie Kellner, Chairman and Chief Executive Officer.

Business Development - David M. Colburn, currently President of America Online Business Affairs, will become President of Business Development for the new company's subscription services and advertising and commerce businesses.

Reporting to Mr. Parsons will be:

Warner Bros. - Barry M. Meyer, Chairman and Chief Executive Officer.

New Line Cinema - Robert Shaye, Chairman and Chief Executive Officer.

Warner Music Group - Roger Ames, Chairman and Chief Executive Officer.

Time Warner Trade Publishing - Laurence J. Kirshbaum, Chairman and Chief Executive Officer.

Legal - Paul T. Cappuccio, currently Senior Vice President and General Counsel of America Online, will become Executive Vice President and General Counsel of AOL Time Warner.

People Development - Andrew J. Kaslow, currently Senior Vice President of Time Warner Human Resources, will become AOL Time Warner's Senior Vice President for People Development.

Both Mr. Pittman and Mr. Parsons will report to Mr. Levin.

Significant Milestone

Mr. Case said: "Today's announcement marks a very significant milestone for AOL Time Warner. We are moving quickly to ensure that AOL Time Warner fulfills its unique potential as the first media and communications company truly powered by the Internet. With this focused organization and world-class management team, we will be perfectly positioned to capitalize on the enormous opportunities in the converging Internet, communications and media industries. As the Internet moves into the next stage of its global development, we believe AOL Time Warner's unmatched content, brands and consumer relationships will be keys to our success. To best serve our customers, we are committed to offering a broad choice of the best content available, regardless of who produces it, and to distributing our own content as widely as possible on a variety of platforms - and this new organization reflects that commitment."

Mr. Case added: "Our combined company will have an unsurpassed ability to drive the development of the interactive medium while delivering a strong, consistent earnings performance. Jerry and I are confident that Bob Pittman and Dick Parsons will provide the leadership for AOL Time Warner to become the most valuable and respected company in the world."

Mr. Levin said: "Our goal is to move fast and to move smartly. This organization, built around our critical growth drivers, will enable us to do just that. We are delighted with our rapid progress in developing key business strategies for our combined company. Our merger is on track to close this fall and, from the very start, AOL Time Warner will be able to deliver superior benefits to both consumers and shareholders. We will make the most of the talented people across the company, with a streamlined and empowered organization designed to ensure the highest level of execution. At the same time, we are absolutely committed to maintaining the most rigorous journalistic integrity and creative excellence, as we have throughout our history."

Mr. Levin added: "As we enter the Internet Century, the accelerating convergence of both technologies and markets makes it imperative for AOL Time Warner to step beyond historical lines of organization in order to best serve our customers and shareholders. Just as Steve has focused on making teamwork and collaboration across America Online one of his top priorities, we are committed to the same operating principles at the new company."

AOL Time Warner Chairman

As Chairman of AOL Time Warner, Mr. Case will be actively involved in building and leading the new company, with particular focus on the technological developments, policy initiatives and strategic investments driving the global expansion of the interactive medium. Reporting to Mr. Case will be:

Kenneth J. Novack, currently America Online's Vice Chairman, will become Vice Chairman of AOL Time Warner and continue to provide strategic counsel and handle special assignments for Mr. Case and Mr. Levin, as well as play a lead role in major corporate transactions. Reporting to Mr. Novack, Kathy Bushkin, currently America Online's Senior Vice President for Corporate Communications, will become a Senior Vice President of the new company, overseeing its philanthropic, social and community initiatives, including becoming President of the AOL Time Warner Foundation.

Richard J. Bressler, currently Chairman and Chief Executive Officer of Time Warner Digital Media, will become Chief Executive Officer of the AOL Time Warner Investment Corporation and Executive Vice President of the new company. The AOL Time Warner Investment Corporation will be a new global equity investment/venture capital unit through which the combined company will pursue significant strategic investment activities. The new unit will be the primary vehicle for AOL Time Warner to acquire and manage significant investments in companies that are strategically relevant to the new company's operating businesses. Mr. Bressler will work closely with Messrs. Levin, Pittman and Parsons to ensure that the unit's investment efforts are well coordinated with AOL Time Warner's broader strategic and business development initiatives. Reporting to Mr. Bressler will be Lennert J. Leader, currently President of AOL Investments, who will become President of the venture group of the AOL Time Warner Investment Corporation.

William J. Raduchel, currently America Online's Chief Technology Officer, will become Chief Technology Officer and Executive Vice President of AOL Time Warner, and serve as the combined company's technology strategist, focusing on its architecture, technologies and strategic alliances.

George Vradenburg, currently America Online's Senior Vice President of Global and Strategic Policy, will become Executive Vice President for Global and Strategic Policy for the new company, with responsibility for public policy matters and shaping the development of the interactive medium. Reporting to Mr. Vradenburg will be Timothy Boggs, who will continue as Senior Vice President of Global Public Policy in the new company.

AOL Time Warner Chief Executive Officer

As Chief Executive Officer of AOL Time Warner, Mr. Levin will set the new company's strategy, working closely with Mr. Case, and oversee the management of AOL Time Warner. In addition to Mr. Pittman and Mr. Parsons, reporting to Mr. Levin will be:

J. Michael Kelly, currently America Online's Chief Financial Officer and Senior Vice President, will become Chief Financial Officer and Executive Vice President of the new company.

Kenneth B. Lerer, currently Senior Vice President at America Online, will become Executive Vice President at AOL Time Warner and work with Mr. Levin on company strategy and corporate positioning, as well as oversee the new company's communications and investor relations functions. Reporting to Mr. Lerer will be Richard E. Hanlon, currently Vice President for America Online Investor Relations, who will become Senior Vice President for the new company's Investor Relations, and Edward I. Adler, currently Senior Vice President for Time Warner Corporate Communications, who will become Senior Vice President for AOL Time Warner Corporate Communications.

To guide AOL Time Warner priorities and facilitate strong collaboration across the new company, an Executive Committee, chaired by Mr. Case and Mr. Levin, will be formed and include their direct reports - Messrs. Parsons, Pittman, Novack, Kelly, Bressler, Raduchel, Vradenburg and Lerer - as well as Mr. Turner and America Online Board Director Miles Gilburne.

AOL Time Warner will be headquartered in New York, with principal offices in Dulles, Atlanta and Los Angeles.

About America Online, Inc.

Founded in 1985, America Online, Inc. (NYSE: AOL) is the world's leader in interactive services, Web brands, Internet technologies and e-commerce services.

About Time Warner Inc.

Time Warner Inc. (NYSE:  TWX,  www.timewarner.com)  is the world's leading media
company.   Its   businesses:   cable   networks,   publishing,   music,   filmed
entertainment, cable and digital media.

Statements in this release regarding the proposed organization of AOL Time Warner and its benefits, including future financial and operating results, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to consummate the merger as a result of a failure to obtain, or meet conditions imposed for, governmental approvals for the merger or as a result of the failure of the AOL or Time Warner stockholders to approve the merger; the risk that the AOL and Time Warner businesses will not be integrated successfully; costs related to the merger; and the failure of the proposed AOL Time Warner organization to realize the anticipated benefits.

You are urged to read the definitive joint proxy statement/prospectus, which will be filed with the Securities and Exchange Commission by AOL Time Warner Inc., Time Warner Inc. and America Online, Inc., when it becomes available, because it will contain important information. The definitive joint proxy statement/prospectus will be sent to stockholders of Time Warner and America Online seeking their approval of the proposed transaction. You may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by AOL Time Warner (as well as by America Online and Time Warner) with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by America Online stockholders by directing a request to: America Online, Inc., 22000 AOL Way, Dulles, VA 20166, Attention: Investor Relations, telephone: (703) 265-2741, e-mail: AOL IR@aol.com, and by Time Warner stockholders by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, NY 10019, Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.

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